LINGERIE FIGHTING CHAMPIONSHIPS, INC.
6955 North Durango Drive
Suite 1115-129
Las Vegas, Nevada 89149

August 20, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Re:               Lingerie Fighting Championships, Inc.
Registration Statement on Form S-1
File No. 333-205833
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lingerie Fighting Championships, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 A.M., EDT on Monday, August 24, 2015, or as soon as thereafter practicable.
We hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Terry Butler
Terry Butler
Chief Financial Officer